SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TP BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SPANISH BROADCASTING SYSTEMS, INC.
(Name of Issuer)

Class A Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

846425882
(CUSIP Number)

David Tomasello
Attiva Capital Partners LTD
275 Madison Avenue, 4th Floor
New York, New York, 10016
Telephone: (917) 668-1217
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

COMPLEJO METALURGICO DE CUMANA – VENEZUELA (“COMMETASA”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

VENEZUELA

	7	SOLE VOTING POWER

NUMBER OF		140,000 shares (equal to 0.34% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		140,000 shares (equal to 0.34% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,000 shares out of 3,190,246 aggregate shares collectively owned by all the Reporting Persons (as hereafter defined).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.34% of the aggregate 7.69% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ATTIVA CAPITAL PARTNERS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BVI

	7	SOLE VOTING POWER

NUMBER OF		114,000 shares (equal to 0.28% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0 SHARES
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		114,000 shares (equal to 0.28% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,000 shares out of 3,190,246 aggregate shares collectively owned by all the Reporting Persons.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.28% of the aggregate 7.69% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ANTONIO TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ITALY

	7	SOLE VOTING POWER

NUMBER OF		2,869,246 shares (equal to 6.91% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		2,869,246 shares (equal to 6.91% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,869,246 shares out of 3,190,246 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.91% of the aggregate 7.69% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DAVID TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

VENEZUELA

	7	SOLE VOTING POWER

NUMBER OF		67,000 (equal to 0.16% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		67,000 (equal to 0.16% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,000 shares out of 3,190,246 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.16% of the aggregate 7.69% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

United States
Securities and Exchange Commission

Schedule 13D

Item 1.  Security and Issuer

This statement relates to the Class A Class A Common Stock, with $.0001 par value per share (the “Class A Class A Common Stock”), issued by Spanish Broadcasting Systems, Inc. (the “Company”), whose principal executive offices are located at 2601 South Bayshore Drive, PH II, Coconut Grove, Florida 33133

Item 2.  Identity and Background

(a)	Commetasa (“Commetasa Reporting Person”)	Attiva Capital Partners LTD (hereinafter referred to as the “Attiva Reporting Person”)	Antonio Tomasello (“Antonio Tomasello Reporting Person”)	David Tomasello (“David Tomasello Reporting Person”) and together with the Attiva Reporting Person, The Commetasa Reporting Person, the Antonio Tomasello Reporting Person, the “Reporting Persons”
(b)
The purpose of business of Commetasa Reporting Person is carrying out heavy metal work in Venezuela.  The Commetasa Reporting person is a privately held corporation, incorporated under the law of Venezuela.

The purpose of business of Attiva Reporting Person is financial investing. The Attiva Reporting Person is a Limited Partnership incorporated under the laws of the British Virgin Island.  The members of the Attiva Reporting Person are David Tomasello and Gonzalo Mendoza.  David Tomasello is the managing partner of the Attiva Reporting Person
			Avenida Cristobal Colon Residencias Vista Azul, Penthouse A, Cumana, Estado Sucre 6101 Venezuela	Avenida Cristobal Colon, Edificio Flavesa, Cumana — Estado Sucre, Venezuela
(c)	The address(es) of principal business and principal offices of business of the Commetasa Reporting Person is: Zona Industrial el Peñon Av. Principal, Cumana, Edo. Sucre, Venezuela	The address(es) of principal business and principal offices of business of the Attiva Reporting Person is: 275 Madison Avenue, 4th Floor, New York, NY 10016	President, Metalinvest, S.A., Avenida Cristobal Colon Edificio Vista Azul PH — D, Cumana, Estado Sucre 6101, Venezuela	Chairman of the Commetasa Reporting Person, Managing Partner of the Attiva Reporting Person.
(d)	None	None	None	None
(e)	None	None	None	None
(f)	Organized in Venezuela	Organized in BVI	Citizen of Italy, father of David Tomasello	Citizen of Venezuela, son of Antonio Tomasello

Item 3.  Source and Amount of Funds or Other Consideration

The Attiva Reporting Person and the Commetasa Reporting Person used working capital to make all acquisitions of Class A Common Stock currently owned by each of them, respectively.

The Antonio Tomasello Reporting Person and the David Tomasello Reporting Person used personal funds to make all acquisitions of Class A Common Stock currently owned by each of them, respectively.

Item 4.  Purpose of Transaction

The disclosures below are specifically intended to reflect information relating to clauses (a), (b), (c), (d) and (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons intend to review his or its investments in the Issuer on a continuing basis and any of them may engage in discussions with management and the Board of Directors concerning the business, operations and future plans of the Issuer as he or it deems appropriate. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price level of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as he or it deems appropriate in particular, but without any limitation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board of directors or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the Company, purchasing additional shares of Class A Common Stock, selling some or all of his or its Class A Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Class A Common Stock, gaining representation on the board of directors, including without limitation by nominating any director or officer selected by the Reporting Persons, or changing his or its intention with respect to any and all matters referred to in this Item 4. Representatives of the Reporting Persons have engaged in discussions with certain persons, including without limitation semiconductor manufacturers, to explore merger and/or sale opportunities.

In particular the Reporting Persons intend to encourage the Board of Directors to evaluate the benefits of separating the television and radio businesses through a spin-off, sale or tracking stock for the benefit of the shareholders, to unlock equity value that is currently trapped in the undiversified operations.  Furthermore, the Reporting Persons intend to recommend the election of a Director to represent the interests of the minority shareholders with substantial vested interests in the Company’s operations, or otherwise address and enhance the Company’s current discounted valuation, so that increased value is delivered to all shareholders.

Item 5.  Interest in Securities of the Issuer

(a) The total number of shares of the Company’s Class A Common Stock, with $0.0001 par value, outstanding as of March 31, 2009, the date of the Issuer’s most recent prior filing, was 41,499,222. As of the date of this Schedule 13D: the Attiva Reporting person owns 114,000 shares of Class A Common Stock, the Commetasa Reporting Person owns 140,000 shares of Class A Common Stock, the Antonio Tomasello Reporting Person owns 2,869,246 shares of Class A Common Stock and the David Tomasello Reporting Person owns 67,000 shares of Class A Common Stock. In the aggregate, this represents 3,190,246 shares of the Company’s Class A Common Stock, which is approximately 7.69% of the total shares of the Company’s Class A Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934.1

(b) The Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of 114,000 shares of the Company’s Class A Common Stock.  The Commetasa Reporting Person has granted David Tomasello, chairman of the Commetasa Reporting Person, the sole power to vote or direct the vote of 140,000 shares of the Company’s Class A Common Stock.  The Antonio Tomasello Reporting Person has granted David Tomasello, son of the Antonio Tomasello Reporting Person, the sole power to vote or direct the vote of 2,869,246 shares of the Company’s Class A Common Stock.

_______________________________
1 As indicated in the Form 10Q, filed by the Company with the Securities and Exchange Commission on May 15th, 2009, the Company’s share capital as of March 31, 2009 consisted of:  (i) 41,499,222 Class A shares of Common Stock with par value equal to $0.0001 ; (ii) 23,403,500 Class B shares of Common Stock with par value equal to $0.0001; (iii) 380,000 Series C convertible preferred stock, with par value equal to $0.01; (iv) 92,349 10 3/4% Series B cumulative exchangeable redeemable preferred stock, with par value equal to $0.01.

(c) The Reporting Persons have effected the transactions listed below in shares of the Company’s Class A Common Stock during the last 60 days. Each of these transactions was effected by means of brokerage transactions on the NASDAQ Market.

Attiva Reporting Person Trades:

Trade Date	Number of shares	Type of Trade	Price per share (US$)
07/27/2009	10,000	Buy	0.18
07/14/2009	4,000	Buy	0.17

Commetasa Reporting Person Trades:

Trade Date	Number of shares	Type of Trade	Price per share (US$)
07/31/2009	80,000	Buy	0.20
07/29/2009	20,000	Buy	0.187
07/28/2009	20,000	Buy	0.18
07/15/2009	20,000	Buy	0.18

Antonio Tomasello Reporting Person Trades

Trade Date	Number of shares	Type of Trade	Price per share (US$)
07/20/2009	41,600	Buy	0.17
07/17/2009	6,244	Buy	0.17
07/16/2009	6,200	Buy	0.17
07/14/2009	1,444	Buy	0.166
07/14/2009	39,600	Buy	0.166
07/13/2009	58,806	Buy	0.175
07/10/2009	39,806	Buy	0.174

David Tomasello Reporting Person Trades:

Trade Date	Number of shares	Type of Trade	Price per share (US$)
08/04/2009	10,000	Buy	0.19
08/03/2009	1,000	Buy	0.19
08/03/2009	100	Buy	0.19
07/31/2009	500	Buy	0.19
07/31/2009	900	Buy	0.19
07/31/2009	4,500	Buy	0.19
07/31/2009	9,100	Buy	0.19
07/22/2009	5,000	Buy	0.18
07/20/2009	2,980	Buy	0.17
07/16/2009	2,920	Buy	0.18
07/13/2009	500	Buy	0.18
07/13/2009	848	Buy	0.18
07/08/2009	100	Buy	0.17
07/08/2009	64	Buy	0.17
07/08/2009	300	Buy	0.17
07/08/2009	628	Buy	0.17
07/08/2009	700	Buy	0.17
07/06/2009	1,860	Buy	0.17
07/02/2009	5,000	Buy	0.17
07/02/2009	5,000	Buy	0.19
06/18/2009	100	Buy	0.18
06/18/2009	4,900	Buy	0.18
06/10/2009	100	Buy	0.197
06/10/2009	200	Buy	0.198
06/10/2009	200	Buy	0.198
06/10/2009	200	Buy	0.20
06/10/2009	300	Buy	0.198
06/10/2009	340	Buy	0.197
06/10/2009	400	Buy	0.1995
06/10/2009	1,000	Buy	0.198
06/10/2009	5,260	Buy	0.20

(d) Not Applicable

(e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 5(b), the Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of 114,000 shares of the Company’s Class A Common Stock.  The Commetasa Reporting Person has granted David Tomasello, Chairman of the Commetasa Reporting Person, the sole power to vote or direct the vote of 140,000 shares of the Company’s Class A Common Stock.  The Antonio Tomasello Reporting Person has granted David Tomasello, son of the Antonio Tomasello Reporting Person, the sole power to vote or direct the vote of 2,869,246 shares of the Company’s Class A Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

Item 7.  Material to Be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2009

/s/ David Tomasello
David Tomasello, as managing partner of Attiva Capital Partners LTD

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2009

/s/ David Tomasello
David Tomasello, as chairman of Complejo Metalurgico De Cumana – Venezuela

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2009

/s/ Antonio Tomasello
Antonio Tomasello

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2009

/s/ David Tomasello
David Tomasello